Exhibit 99.8


                             EXECUTIVE COMPENSATION

          (from the Proxy Statement to be delivered to the stockholders of CarrAmerica Realty Corporaton in connection with that company's
                      1999 Annual Meeting of Stockholders)

         The following table provides information on the annual and long-term compensation for the Company's Chief Executive Officer and the four most highly compensated other executive officers of the Company (the "Named Executive Officers") for the periods indicated:

                           Summary Compensation Table

                                                                                    Long-Term Compensation
                                                                               -----------------------------
                                                Annual Compensation                        Awards
                                         ----------------------------------    -----------------------------
                                                                   Other        Restricted      Securities
                                                                  Annual        Stock Unit      Underlying       All Other
Name and Principal Position     Year     Salary       Bonus    Compensation    Awards ($)(1)  Options (#)(2)    Compensation
---------------------------     ----     ------       -----    ------------    -------------  --------------    ------------
Thomas A. Carr................ 1998    $332,500(3)  $350,000        0          $2,000,000        550,000        $  9,080(4)
   President and Chief         1997    $275,000     $300,000        0               0             76,814        $  8,932(4)
   Executive Officer           1996    $225,000     $225,000        0               0                  0        $  8,728(4)

Brian K. Fields............... 1998    $205,000     $205,000        0               0             75,000        $213,909(5)
   Chief Financial Officer     1997    $185,000     $185,000        0               0             43,850        $  8,932(6)
                               1996    $185,000     $185,000        0               0                  0        $  8,728(6)

Kent C. Gregory............... 1998    $205,000     $153,750        0          $1,000,000        150,000        $  8,940(8)
   Managing Director--         1997    $136,125(7)  $ 97,500        0               0             42,389        $    220(8)
   National Accounts

Philip L. Hawkins............. 1998    $281,975(9)  $230,750        0          $1,500,000        400,000        $  9,080(11)
   Chief Operating Officer     1997    $210,000     $250,000  $ 87,422(10)          0             62,389        $  8,932(11)
                               1996    $116,731(9)  $210,000  $ 91,868(10)          0             20,000        $    921(11)

Robert E. Peterson............ 1998    $215,000     $161,250        0          $1,000,000        170,000        $  9,025(12)
   Managing Director--         1997    $190,000     $215,000        0               0             62,389        $  8,932(12)
   Development                 1996    $ 26,308(13) $ 15,000        0               0             20,000        $    921(12)

(1) Represents the value of grants of restricted stock units made under the Company's 1997 Stock Option and Incentive Plan on the date of grant. The restricted stock units vest ratably over a five-year period, assuming the grantee is still an employee of the Company or otherwise eligible for vesting on the vesting date. On each vesting date, the grantee will receive shares representing 20% of the total number of restricted stock units granted plus an amount equal to the dividends that would have been paid on such shares had the shares been outstanding since the grant date, or the cash equivalent thereof, at the Company's option. The grants of restricted stock units do not entitle the grantees to any current dividend or voting rights. As of December 31, 1998, the total holdings of restricted stock units of the Named Executive Officers (with one unit deemed equivalent to the value of one share) and the market value of such holdings were as follows: Mr. Thomas A. Carr: 83,553 units ($2,005,272); Mr. Fields: 0 units ($0); Mr. Gregory: 41,776 units ($1,002,624); Mr. Hawkins: 62,663 units
     ($1,503,912); Mr. Peterson: 41,776 units ($1,002,624). The following table provides information on grants of restricted stock units during 1998 scheduled to vest in under three years from the date of grant:

                               No. of Units Vesting on   No. of Units Vesting on
             Grantee                   11/06/99                11/06/00
             -------                   --------                --------
    Thomas A. Carr                      16,711                   16,711
    Kent C. Gregory                      8,355                    8,355
    Philip L. Hawkins                   12,533                   12,533
    Robert E. Peterson*                  8,355                    8,355

    * None of the restricted stock units granted to Mr. Peterson during 1998 will vest because he terminated his employment with the Company effective March 6, 1999. He will therefore not satisfy the condition for vesting of the units of continued employment by the Company.

(2) All option grants were made under the Company's 1997 Stock Option and Incentive Plan other than Mr. Hawkins' 1996 option grant. Mr. Hawkins' 1996 grant was made under the 1993 Carr Realty Option Plan at the time he was hired by the Company, which was before the 1997 plan was approved. The 1993 plan provides for the grant of options to acquire Class A Units of Carr Realty, L.P., a limited partnership through which the Company conducted most of its business before 1996. Holders of such Class A Units have the right to redeem them for cash or common stock of the Company, at the option of the Company.

(3) Mr. Carr's annual salary was $300,000 from January until October 1998, when it was increased to $450,000.

(4) Consists of employer contributions for 1998, 1997 and 1996 to the CarrAmerica Realty Retirement Plan and Trust in the amounts of $8,000, $7,800, and $7,500 respectively, and life, AD&D and long-term disability insurance premiums in the amounts of $1,080, $1,132, and $1,228, respectively.

(5) Includes a severance payment of $205,000 made to Mr. Fields in connection with his resignation as an executive officer of the Company as of January 4, 1999. Also includes an employer contribution for 1998 to the CarrAmerica Realty Retirement Plan and Trust in the amount of $8,000 and life, AD&D and long-term disability insurance premiums in the amount of $909. The severance payment was made pursuant to a severance agreement between the Company and Mr. Fields under which, in consideration of certain agreements by Mr. Fields, the Company agreed to pay him the severance payment and the bonus for 1998 set forth in this table. In addition, the agreement provided for immediate vesting of 110,080 options to purchase shares of the Company's common stock held by Mr. Fields and for the continued exercisability of all of Mr. Fields' options until January 4, 2001.

(6) Consists of employer contributions for 1998, 1997 and 1996 to the CarrAmerica Realty Retirement Plan and Trust in the amounts of $8,000, $7,800, and $7,500, respectively, and life, AD&D and long-term disability insurance premiums in the amounts of $909, $1,132, and $1,228, respectively.

(7) Mr. Gregory began his employment with the Company in 1997. The amount set forth as salary for Mr. Gregory for 1997 represents actual salary paid to him for work performed from his hire date to December 31, 1997.
     His annualized salary for 1997 was $195,000.

(8) Consists of an $8,000 contribution to the CarrAmerica Realty Retirement Plan and Trust for 1998 and contributions for 1998 and 1997 for life, AD&D and long-term disability insurance premiums in the amounts of $940 and $220, respectively.

(9) Mr. Hawkins' annual salary was $250,000 from January until October 1998, when it was increased to $380,000. Mr. Hawkins began his employment with the Company in 1996. The amount set forth as salary for him in 1996 represents the actual salary paid to him for work performed from his hire date to December 31, 1996. His annualized salary for 1996 was $210,000.

(10) Reimbursement for employment-related expenses.

(11) Consists of $8,000 and $7,800 contributions to the CarrAmerica Realty Retirement Plan and Trust for 1998 and 1997 and contributions for 1998, 1997 and 1996 for life, AD&D and long-term disability insurance premiums in the amounts of $1,080, $1,132 and $921, respectively.

(12) Consists of $8,000 and $7,800 contributions to the CarrAmerica Realty Retirement Plan and Trust for 1998 and 1997 and contributions for 1998, 1997 and 1996 for life, AD&D and long-term disability insurance premiums in the amounts of $1,025, $1,132 and $921, respectively.

(13) Mr. Peterson began his employment with the Company in 1996. The amount set forth as salary for him for 1996 represents actual salary paid to him for work performed from his hire date to December 31, 1996. His annualized salary for 1996 was $190,000.

         The following table provides information on options granted to the Named Executive Officers during the last fiscal year. All such options are exercisable at the fair market value of a share of the Company's common stock on the date of grant. The options have no value unless the Company's stock price appreciates and the holder satisfies all applicable vesting requirements. All the options granted to the Named Executive Officers and to executive officers of the Company during 1998 vest 20% per year over five years, except as noted in the footnotes to the table. Options granted by the Company to other employees during 1998 vest 25% per year over four years.

                        Option Grants in Last Fiscal Year

                                                                                  Potential Realizable Value at
                                                                               Assumed Annual Rates of Stock Price
                              Individual Grants                                   Appreciation for Option Term
------------------------------------------------------------------------------ ------------------------------------
        (a)               (b)            (c)           (d)           (e)              (f)               (g)
                                     Percent of
                                        Total
                        Number of       Options
                       Securities    Granted to
                       Underlying   Employees in     Exercise
                        Options        Fiscal         Price       Expiration
       Name             Granted         Year        ($/Share)        Date           5%($)            10%($)
       ----             -------     ------------    ---------     ----------        -----            ------

Thomas A. Carr
1st Grant              150,000                      $ 29.75         1/21/08     $ 2,806,500      $ 7,111,500
2nd Grant              400,000(1) {Total of 13.1%}    24.00        11/11/08       6,036,000       15,300,000


Brian K. Fields         75,000         1.8%           29.75         1/21/08       1,403,250        3,555,750

Kent C. Gregory
1st Grant               75,000                        29.75         1/21/08       1,403,250        3,555,750
2nd Grant               75,000    {Total of 3.6%}     24.00        11/11/08       1,131,750        2,868,750

Philip L. Hawkins
1st Grant              100,000                        29.75         1/21/08       1,891,000        4,741,000
2nd Grant              300,000(2) {Total of 9.5%}     24.00        11/11/08       4,527,000       11,475,000

Robert E. Peterson
1st Grant               85,000                        29.75         1/21/08       1,590,350        4,029,850
2nd Grant               85,000    {Total of 4.0%}     24.00        11/11/08       1,282,650        3,251,250

----------------
(1)  250,000 of these options vest at the end of five years.
(2)  200,000 of these options vest at the end of five years.

                 Aggregated Option Exercises in Last Fiscal Year
                        and Fiscal Year End Option Values

                                                             Number of Securities        Values of Unexercised
                                                           Underlying Unexercised           In-the-Money
                            Shares                           Options at FY End(1)         Options at FY End(2)
                           Acquired            Value       --------------------------   ---------------------------
        Name             on Exercise         Realized      Exercisable  Unexercisable   Exercisable    Unexercisable
        ----             -----------         --------      -----------  -------------   -----------    -------------
Thomas A. Carr .......         0                 0          135,363        611,451       $168,688       $    0
Brian K. Fields ......         0                 0           68,770        110,080         84,329            0
Kent C. Gregory.......         0                 0            8,478        183,911              0            0
Philip L. Hawkins ....         0                 0           20,478        461,911              0            0
Robert E. Peterson....         0                 0           20,478        231,911              0            0

(1) Number of shares of common stock underlying options granted under the Company's 1997 Stock Option and Incentive Plan or shares of common stock for which Class A Units of Carr Realty, L.P. underlying options granted under the 1993 Carr Realty Option Plan would have been redeemable.
(2) Based on the last reported sale price of the Company's common stock on the NYSE on December 31, 1998 of $24.00.

         Employment Contracts

         None of the Named Executive Officers currently has an employment contract with the Company.

         Notwithstanding anything to the contrary set forth in any of the Company's filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate SEC filings, in whole or in part, the following Performance Graph and the Report of the Executive Compensation Committee and Ad Hoc Compensation Committee shall not be incorporated by reference into any such filings:





                                PERFORMANCE GRAPH







                        [Graphic appears in printed copy.]








* Assumes $100 invested on December 31, 1993 in common stock of CarrAmerica Realty Corporation or in the securities comprising the S&P 500 index or the NAREIT Equity index, assuming reinvestment of dividends.

         The points on the graph represent the following numbers:

Last Trading Day of                                      CarrAmerica            S&P 500           NAREIT Equity
-------------------                                      -----------            -------           -------------
1998     .........................................           $152                $294                $160
1997     .........................................           $187                $229                $193
1996     .........................................           $162                $171                $161
1995     .........................................           $126                $139                $119
1994     .........................................           $ 85                $101                $103
1993     .........................................           $100                $100                $100

                 REPORT OF EXECUTIVE COMPENSATION COMMITTEE AND
                          AD HOC COMPENSATION COMMITTEE

         The Executive Compensation Committee and the Ad Hoc Compensation Committee of the Company's Board of Directors present this report on the Company's compensation policies as they affected the compensation reported above for the Company's executive officers for fiscal year 1998. In performing their responsibilities, these committees had the benefit of reports prepared by the Company's outside compensation consultant. The outside consultant provided information and advice on competitive compensation policies and practices and on the reasonableness of the compensation paid to executives of the Company.

         Executive Compensation Philosophy

         The Company's executive officer compensation policies incorporate a variety of objectives, including rewarding executive officers commensurate with the Company's performance, providing competitive compensation opportunities, recognizing individual performance and responsibility, and assisting the Company in attracting and retaining a highly motivated, performance-oriented executive management team. The Company believes that the use of such objectives to determine compensation for its executive officers serves as an important part of the foundation from which to enhance shareholder value. The Company implemented its executive officer compensation policies for 1998 with a compensation program based on the total direct compensation package of each executive officer. The Company evaluated each officer's package as a whole and in terms of two components: an annual component, which included base salary and a cash bonus opportunity; and a long-term incentive component, which included grants of both stock options and restricted stock units.

         In assessing the competitiveness of the Company's executive officer compensation, the Executive Compensation Committee reviewed materials brought to its attention by the Company's outside compensation consultant on the compensation practices of approximately 10 other large publicly-traded office REITs and of approximately 20 to 35 other large publicly-traded REITs. The Committee also reviewed materials on other public companies with capitalizations of between $1.0 and $3.0 billion. The Company's current capitalization is approximately $2.1 billion. The REITs whose compensation practices were reviewed constitute only a portion of the 178 REITs included in the NAREIT Equity Index, which is used in the Performance Graph above to compare stockholder returns. The Committee believes that the Company's competitors for executive talent are not necessarily companies included in the NAREIT Equity Index, most of which have smaller capitalizations than that of the Company.

         Annual Component

         Base Salaries. The Company established base salaries for executive officers for fiscal year 1998 in late 1997 after a formal annual review of base salaries by the Executive Compensation Committee. An outside compensation consultant provided advice in the course of the review. The principal elements that entered into the Company's determination to increase base salaries to the levels reported for 1998 were the competitiveness of the Company's base salaries compared to those paid by other large office REITs, the roles and responsibilities of the individual, the contributions of the individual to the Company's business, the requirements of the individual's job and the individual's prior experience and accomplishments. In October 1998, the base salaries of the Company's CEO and COO were increased by the Executive Compensation Committee following its review of additional information supplied by the outside compensation consultant.

         Cash Bonuses. The Company uses annual cash bonuses as a primary method of rewarding executive officers commensurate with the Company's performance and individual performance. Early in fiscal year 1998, the Company established a target bonus amount for each executive officer equal to a percentage of the executive officer's base salary, after review of the proposed targets by the Executive Compensation Committee. The target bonus amounts for the Named Executive Officers other than the Chief Executive Officer were equal to 80% of their base salaries. The target bonus amounts for the other executive officers were equal to 33% to 80% of their base salaries. Payment of the target bonus amounts was to be based primarily on three factors, assuming the adequacy of the Company's cash and capital resources: (i) the Company's attainment of a specific target in terms of funds from operations (FFO) per share; (ii) each officer's achievement of individualized quantitative and qualitative financial and operational goals related to the activities he or she managed; and (iii) management's discretion. The Company retains the discretion to increase or decrease annual bonuses in any given year above or below target amounts to take into account extraordinary performance or events. The Executive Compensation Committee did not establish a target bonus amount for the Chief Executive Officer for 1998 because the Committee did not wish to restrict its flexibility to set the CEO's final bonus at the appropriate level, as discussed below.

         In early 1999, the Company determined to pay the executive officers bonuses at targeted levels after the Company attained its FFO target and the Executive Compensation Committee reviewed each officer's performance measured against his or her established quantitative and qualitative financial and operational goals. In one instance, the Company paid an executive officer a bonus higher than the targeted level.

         Long-Term Incentive Component

         The Company used two forms of long-term incentive compensation--stock options and restricted stock units -- in 1998 as methods of aligning the financial interests of its executive officers more closely with those of its stockholders. The long-term compensation reported for 1998 reflects a decision by the Company to emphasize the retention element of executive officer compensation. The Executive Compensation Committee believes that emphasizing executive officer retention will maintain and improve the Company's performance. In particular, the Company increased long-term incentive compensation to make its executive compensation more competitive with levels at companies competing for executive talent. In general, the Company attempted to set total direct compensation for its executive officers competitive with levels for executive officers of peer group REITs and peer group public companies based on capitalization.

         Upon the Executive Compensation Committee's recommendation, the Board of Directors concluded that the Company's long-term incentive opportunities for executive officers should be increased on an annual basis. A compensation mix weighted more heavily towards long-term incentive compensation better aligns the interests of the Company's executive officers with those of its stockholders, because long-term incentive compensation is more closely linked to long-term performance and stock price. Increasing long-term incentive opportunities also provides a more competitive level of compensation. As a general matter, the Company's long-term incentive compensation grants in 1998 were weighted more heavily in value towards restricted stock units, as opposed to stock options. The Company adjusted the percentage of restricted stock units and stock options granted to each executive officer based on factors that were unique to each officer.

         Stock Options. The Company made two series of stock option grants in 1998, one in January and another in November. The January grants were made following a review of 1997 performance. The November grants were intended to replace regular grants of options that the Company ordinarily would have made in January 1999 following a review of 1998 performance, which review was preliminarily conducted in November 1998. The early grants provided the grantees with a favorable exercise price, given what was considered a relatively low market price of the Company's common stock at the time and the Company's policy of granting options with an exercise price equal to the market price of its common stock at the time of grant. The Company currently does not expect to make any further grants of options to its executive officers in 1999.

         To encourage the Company's employees to seek long-term appreciation in the value of the Company's common stock, stock options generally vest over a specified period of time, and then only if the employee remains with the Company. Accordingly, an employee generally must remain with the Company for a period of years to enjoy the full economic benefit of a stock option. For 1998, the Company attempted to establish vesting periods for long-term incentive awards to maximize the retentive potential of such awards. The Company established five-year pro rata vesting schedules for all stock option awards to executive officers other than the Chief Executive Officer and the Chief Operating Officer, and four-year pro rata vesting schedules for stock option grants to non-executive personnel. In order to increase the retentive value to the Company of the option grants to the Company's CEO and COO, their vesting schedules provide five-year pro rata vesting for approximately 35% of the options and five-year cliff vesting (i.e., no options vest until the end of five years) for approximately 65% of the options.

         Restricted Stock Units. The Company made grants of restricted stock units to its executive officers in 1998 for the first time. These grants resulted from a recommendation of the Company's outside compensation consultant. The consultant reported that it had detected a trend in the Company's REIT peer group towards granting substantial amounts of restricted stock or restricted stock units. In years past, the Company and its peer group companies have relied primarily on stock options for their long-term incentive programs. The Executive Compensation Committee believes that these restricted stock unit grants bring the Company's overall long-term incentive compensation payable to its executive officers more in line with the compensation arrangements that have been implemented by the Company's competitors for executive talent.

         The Company's Board of Directors determined that the restricted stock unit grants should vest ratably over five years in order to moderate their negative earnings impact and to increase the retention value of the awards. The Board approved substantial, one-time restricted stock unit grants to the Named Executive Officers due to the below market long-term incentives provided to them by the Company over the past three to five years. The Board determined that these awards should vest ratably over five years because of the one-time, catch-up nature of the awards, and to increase their value as a retentive device.

         Chief Executive Officer Compensation

         The compensation reported for the Company's Chief Executive Officer for 1998 was determined by the Executive Compensation Committee substantially in conformity with the policies described above for all other executive officers of the Company. The Committee, however, provided that a greater percentage of the CEO's total compensation would be payable through annual bonus and other incentive compensation, rather than through base salary. Also, not wishing to restrict its flexibility, the Committee did not establish a target bonus amount for the CEO at the beginning of 1998, preferring to make a decision after the end of the year. The Committee granted the CEO a bonus equal to approximately 105% of the base salary reported for him after the end of the year based on his exceptional performance, as demonstrated by the Company exceeding its target FFO, effective implementation of the Company's strategic plan, development of the Company's management team, and successful adaptation of the Company's business and capital plans, during a challenging year characterized by a difficult capital market and other significant management challenges.

         Deductibility of Executive Officer Compensation

         Section 162(m) of the Internal Revenue Code denies a deduction for compensation in excess of $1 million paid to certain executive officers, unless certain performance, disclosure, and stockholder approval requirements are met. The Company's stock option grants to executive officers in 1998 are intended to qualify as "performance-based" compensation not subject to the Section 162(m) deduction limitation. The Company's restricted stock unit grants in 1998 are subject to the $1 million deduction limitation because they vest over time and are not considered "performance-based" within the meaning of Section 162(m). The Executive Compensation Committee believes that a substantial portion of the compensation awarded to executive officers as annual cash bonuses would be exempted from the $1 million deduction limitation. The Committee's present intention is to qualify, to the extent reasonable, a substantial portion of each executive officer's compensation for deductibility under applicable tax laws.


               Ad Hoc Compensation Committee                             Executive Compensation Committee
     (as to information on option grants of 11/11/98)                    (as to remainder of information)
                     Andrew F. Brimmer                                          Ronald Blankenship
                      Timothy Howard                                              A. James Clark
                  Wesley S. Williams, Jr.                                    Wesley S. Williams, Jr.

                        COMPENSATION COMMITTEE INTERLOCKS
                            AND INSIDER PARTICIPATION

         A. James Clark, Ronald Blankenship, Todd W. Mansfield and Wesley S. Williams, Jr. served on the Executive Compensation Committee of the Board of Directors during 1998. Mr. Mansfield served on the Executive Compensation Committee until August 6, 1998, when he resigned from the Board of Directors. Mr. Mansfield was replaced by Mr. Blankenship. Andrew F. Brimmer, Timothy Howard and Wesley Williams, Jr. served on the Ad Hoc Compensation Committee. None of these individuals was or ever has been an employee of the Company or any of its subsidiaries. Mr. Clark and Mr. Blankenship had the relationships described below that are required to be disclosed in this Proxy Statement.

         Mr. Clark owns interests in certain entities that were parties to certain transactions involving the Company. A wholly owned subsidiary of Clark Enterprises, Inc., an entity of which Mr. Clark is the majority stockholder and which is a holder of Class A Units of Carr Realty, L.P., has provided construction management services to an affiliate of the Company, CarrAmerica Development, Inc. In connection with these services, the affiliate paid $19.6 million to Clark Enterprises for 1998.

         Mr. Blankenship is Vice Chairman and Chief Operating Officer of Security Capital Group Incorporated, an affiliate of SC-USREALTY, a major stockholder of the Company. The Company made payments of $0.3 million to Security Capital Investment Research Incorporated, another affiliate of SC-USREALTY, for research rendered in connection with the acquisition of operating and development properties for 1998.